February 23, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I, File Nos. 333-187668 and 811-22819

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the ETFis Series Trust I (the “Trust”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments, on January 13, 2016, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of iSectors Post-MPT Growth ETF (the “Fund”), a series of the Trust. The following are the comments provided and the Trust’s response to each:

Prospectus

Fees and Expenses of the Fund

1.	Please confirm that the Fund has accurately disclosed “Other Expenses” in the Fund’s fee table.

RESPONSE: The Trust confirms that the Fund’s other expenses are properly disclosed as 0.00%.

Principal Investment Strategy

2.	Please confirm that the Fund will not rely on the “Section 12(d)(1) Relief” as defined in the Trust’s exemptive relief application (Investment Company Act Release No. 30568).

RESPONSE: The Trust confirms that, in accordance with the Trust’s exemptive relief application, the Fund will not rely on the “Section 12(d)(1) Relief” as defined in the Trust’s exemptive relief application for so long as it continues to invest in other open-end and/or closed-end investments companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) under the 1940 Act.

3.	Please consider clarifying what “Mean Variance Optimization” means in plain English.

RESPONSE: The last sentence of the paragraph entitled “What is MPT?” has been revised as follows:

“MPT advisers have traditionally used Mean Variance Optimization (“MVO”) to construct portfolios. MVO is a method of determining portfolio allocation that seeks to reduce the total risk of a portfolio without sacrificing returns by focusing primarily on each potential investment’s standard deviation (i.e., volatility as a measure of risk), expected return and correlation.”

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4.	Please consider further highlighting in the description of the Fund’s principal investment strategies the differences between MPT and post-MPT.

RESPONSE: The Trust has considered the Staff’s comment and respectfully confirms that it believes that the differences are adequately described in the paragraph entitled “What is Post-MPT?”, which includes descriptions of the additional factors considered under post-MPT as well as the differences with respect to how each theory defines “risk”.

5.	Please consider disclosing, under “Principal Risks”, the risks of investments in each of the nine “Primary investments” included in the description of the Fund’s principal investment strategies.

RESPONSE: The following disclosure has been added to the description of the Fund’s “Principal Risks”:

Sector Risk. To the extent the Fund is concentrated in one or more sectors, this may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences and changes affecting companies in these sectors. As concentration of the Fund’s investments in a sector or group of sectors increases, so does the potential for fluctuation in the NAV of the Fund. Additionally, to the extent that the Fund invests in Primary Investments substantially invested in one or more of the following sectors, the Fund will be subject to the following risks:

•	Basic Materials. Materials companies may be significantly affected by the level and volatility of commodity prices, exchange rates, import controls, worldwide competition, environmental policies and consumer demand. Other risks may include environmental liabilities, general civil liabilities, depletion of resources and mandated expenditures for safety and pollution control. The materials sector may also be affected by economic cycles, technical progress, labor relations and government regulations.

•	Investments in Energy. Investments in energy companies may be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities may have significant volatility, and are subject to control or manipulation by large producers or purchasers. Energy companies may need to make substantial expenditures or incur significant amounts of debt in order to maintain or expand their reserves. Oil and gas exploration and production may be significantly affected by natural disasters, changes in exchange rates, interest rates, government regulation, world events and economic conditions.

•	Financial Services. Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of financial commitments they make, the interest rates and fees they charge, the scope of their activities, the prices they charge and the amount of capital they maintain. Profitability of financial services companies may fluctuate significantly due to interest rates changes, increased competition or changes in the availability and cost of capital. Deterioration of or volatility in the credit markets generally may cause an adverse impact on financial institutions and markets. Adverse economic, business or political developments may adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

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•	Gold. The price of gold may be affected by a variety of factors, including the global gold supply and demand and investors’ expectations with respect to the rate of inflation. Gold markets may experience sharp price fluctuations or extended periods of flat or declining prices. Underlying investments that are substantially invested in gold may have complex structures, may not be subject to the protections of the 1940 Act and are subject to the risk that the gold in which they invest may be damaged, stolen or lost.

•	Healthcare. Companies in the health care sector are subject to extensive government regulation and their profitability may be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, product obsolescence due to industry innovation, changes in technologies or other market developments, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. Companies in the health care sector may be heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Health care companies may be subject to extensive litigation based on product liability and similar claims. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

•	Real Estate. Real estate investments are subject to the possibility of declines in the value of real estate, losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, changes in interest rates, environmental liability, natural disasters, zoning laws, regulatory limitations on rents, property taxes, and operating expenses.

•	Technology. Technology companies are vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, including competition from foreign competitors with lower production costs. Stocks of technology companies, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

•	Utilities. Utility companies are affected by supply and demand, operating costs, government regulation, environmental factors, liabilities for environmental damage and general civil liabilities, and rate caps or rate changes. Natural disasters, terrorist attacks, government intervention or other factors may render a utility company’s equipment unusable or obsolete and negatively impact profitability. Utility companies are also subject to the following risks: risks of increases in fuel and other operating costs; the high cost of borrowing to finance capital construction during inflationary periods; restrictions on operations and increased costs and delays associated with compliance with environmental and nuclear safety regulations; and the difficulties involved in obtaining oil and gas for resale or fuel for generating electricity at reasonable prices. Other risks include those related to the construction and operation of nuclear power plants, the effects of energy conservation and the effects of regulatory changes.

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6.	Please revise the description of the Fund’s principal investment strategies to make clear that the Fund cannot invest in a manner that would violate its investment policy regarding concentration.

RESPONSE: The following disclosure has been added to the description of the Fund’s principal investment strategies:

“The Fund may not invest in any Primary Investment to the extent that it would cause the Fund to invest 25% or more of its total assets in securities of issuers in any particular industry.”

Principal Risks

7.	Please consider adding disclosure regarding the risks of investments in small-cap and mid-cap companies to the Fund’s descriptions of its principal investment risks:

RESPONSE: The following disclosures have been added to the description of the Fund’s “Principal Risks”:

“Small and Medium Capitalization Companies Risk. The Fund may, at any given time, invest in securities of small capitalization companies (i.e., companies with less than $2 billion in capitalization) and/or medium capitalization companies (i.e., companies with between $2 billion and $6 billion in capitalization). Investing in the securities of small and medium capitalization companies generally involves greater risk than investing in larger, more established companies. The securities of small and medium capitalization companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small and medium capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of their shares without an unfavorable impact on prevailing prices. Small and medium capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Small and medium capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies. The foregoing risks are generally increased for small and medium capitalization companies as compared to companies with larger capitalization.”

8.	Please confirm supplementally that not more than 15% of the Fund’s assets, in the aggregate, will be invested in leveraged or inverse ETFs. Additionally, please consider adding disclosure regarding how often the Sub-Adviser “resets and rebalances” its leveraged ETF investments.

RESPONSE: The Trust confirms that not more than 15% of the Fund’s assets, in the aggregate, will be invested in leveraged or inverse ETFs. Additionally, the following disclosure has been added to the Fund’s description of the risks of investments in leveraged ETFs:

“When the Fund invests in leveraged ETFs, the Sub-Adviser will monitor such investments on a daily basis in connection with the leveraged ETF’s applicable reset period.”

9.	Please consider adding to the Fund’s description of the risks of investments in leveraged ETFs that leveraged ETFs invest in derivatives, and therefore are subject to the risks of leverage. Additionally, please consider adding disclosure that maintaining investments in leveraged ETFs
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beyond the reset period may produce results that are opposite from the ETF’s intended performance.

RESPONSE: The following disclosure has been added to the Fund’s description of the risks of investments in leveraged ETFs:

“Leveraged ETFs invest in derivatives, and therefore are subject to the risks of such investments, including, without limitation, leverage.”

Additionally, the fourth sentence of the Fund’s description of the risks of investments in leveraged ETFs has been revised as follows (New language is underlined):

“Instead, because of the structure of these products, their rebalancing methodologies and the effects of compounding, maintaining holdings beyond the reset period can lead to results very different from, or at times opposite from, a simple doubling, tripling or inverse of the benchmark's average return over the same period of time.”

10.	Please consider moving the following disclosure to the description of the Fund’s principal investment strategies: “As a result of its trading strategy, the Fund may sell portfolio securities without regard to the length of time they have been held and will likely have a higher portfolio turnover rate than other registered investment companies.”

RESPONSE: The disclosure has been moved to the description of the Fund’s principal investment strategies.

Management of the Fund

11.	Please confirm supplementally that the Fund will include the date of the Fund’s inception in the Fund’s first annual update of its Registration Statement.

RESPONSE: The Trust confirms that the Fund will include the date of the Fund’s inception in the Fund’s first annual update of its Registration Statement.

Additional Information Regarding Investment Objective, Strategy and Risks

12.	Please consider whether the risks disclosed under the section entitled “Fund Shares Liquidity Risk” should be disclosed as a principal risk of the Fund.

RESPONSE: The Trust has moved the disclosure entitled “Fund Shares Liquidity Risk” to the section entitled “Principal Risks”.

Investment Adviser

13.	Please disclose in the section entitled “Investment Adviser – Adviser Compensation” that the Adviser is paid by the Sub-Adviser.

RESPONSE: The following disclosure has been added to the section entitled “Investment Adviser – Adviser Compensation”:

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“Pursuant to the terms of the Sub-Adviser’s unified fee arrangement with the Fund, the Sub-Adviser has assumed primary responsibility for paying the Adviser’s management fee.”

14.	Please confirm that the Fund has an obligation to pay the Adviser’s management fee if the Sub-Adviser is terminated.

RESPONSE: Pursuant to the terms of the investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Fund is ultimately obligated to pay the Adviser’s fee. Pursuant to the terms of the sub-advisory agreement among the Fund, the Adviser and the Sub-Adviser, the Sub-Adviser has assumed responsibility for paying the Adviser’s management fee under the Sub-Adviser’s unified fee arrangement with the Fund. However, if the Sub-Adviser is terminated or otherwise fails to pay the Adviser’s fee, the Fund remains obligated to do so. Further, the terms of both the Advisory Agreement and the Sub-Advisory Agreement provide that the Adviser may direct the Fund to pay the Adviser’s management fee directly to the Adviser, and set off such amounts from those paid by the Fund to the Sub-Adviser.

15.	Please explain the basis for the Board’s determination that it is an appropriate structure for the Fund to have the Sub-Adviser pay the Adviser’s fee.

RESPONSE: The Board has determined that it is an appropriate structure for the Fund to have the Sub-Adviser pay the Adviser’s fee, because the Board has determined that it is in the best interest of the Fund and its shareholders to have the Fund enter into a unified fee arrangement with the Sub-Adviser, out of which the Sub-Adviser pays all routine expenses of the Fund (subject to customary exceptions paid by the Fund). This unified fee arrangement benefits the Fund and its shareholders by capping routine expenses of the Fund. Further, the Trust believes that the Adviser retains sufficient ability to exercise oversight over the Sub-Adviser, notwithstanding the Sub-Adviser’s agreement to pay the Adviser’s fee. The Trust notes that (A) the Advisory Agreement provides that the Adviser is obligated to oversee the Sub-Adviser; (B) the Sub-Advisory Agreement provides that the Sub-Adviser performance is subject to the oversight of the Adviser; (C) the Adviser has the ability to terminate the Sub-Adviser; and (D) the Sub-Adviser’s unified fee arrangement only shifts initial (but not ultimate) responsibility to pay the Adviser’s fee to the Sub-Adviser for so long as the “unified fee” arrangement is in place with the Sub-Adviser (i.e., the Fund would still be obligated to pay the Adviser its fee even if the Sub-Adviser and/or its unified fee arrangement were terminated).

Portfolio Managers

16.	Please consider adding language stating that the Fund’s portfolio managers are “jointly and primarily” responsible for the day to day management of the Fund.

RESPONSE: The requested disclosure has been added.

Investing in the Fund – Distribution and Service Plan

17.	Please add a footnote to the Fund’s fee table indicating that the Fund has adopted a 12b-1 Plan and is authorized to pay up to 0.25% of its average daily net assets each year thereunder.

RESPONSE: The following disclosure has been added as footnote (1) to the line item “Distribution and/or Service (12b-1) Fees” in the Fund’s fee table:

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“(1) The Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year under a Rule 12b-1 plan; however, no such fees are currently paid by the Fund, and there are no current plans to impose these fees.”

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Policies

18.	Please confirm supplementally whether there is an upper limit on the amount of CLOs or CDOs in which the Fund may invest.

RESPONSE: The Trust confirms that the Fund will not invest in CLOs or CDOs in excess of 10% of the Fund’s total assets until such time as the Fund provides disclosures regarding such investments in the Fund’s Prospectus. Further, the Trust confirms that it has no present intention of doing so in the near future.

Investment Limitations

19.	Please revise the supplemental language regarding the Fund’s fundamental restriction regarding industry concentration to be consistent with Investment Company Release No. 9785.

RESPONSE: The supplemental language regarding the Fund’s fundamental restriction regarding industry concentration has been revised as follows (New language is underlined):

With respect to the above fundamental investment restriction regarding industry concentration, securities of the U.S. Government (including, without limitation, its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry; and, if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.

20.	Please confirm that the Fund will consider underlying investments when applying the Fund’s concentration policy.

RESPONSE: The Fund’s standard policy is that securities of other registered investment companies will not be considered to be issued by members of any industry; however, to the extent that the Fund invests in a sector ETF that the Fund knows is concentrated in a particular industry, the Fund will consider such investments when applying its concentration policy.

Management and Other Service Providers

21.	Please include the year of the Trust’s inception in the table of Trustees and Officers where applicable.

RESPONSE: The requested change has been made.

22.	Please disclose why the Board has determined that having an interested Trustee serve as Board Chair is an appropriate structure for the Board.
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RESPONSE: The Board has not appointed an independent Trustee to serve as chair of the Board because, among other things, the Board’s current small size and the small number of funds in the Trust permit Trust management to communicate with each independent Trustee as and when needed, and permit each independent Trustee to be a member of each committee of the Board and otherwise be involved in each Board function. The Board may consider appointing an independent Board Chair in the future, particularly if the Board’s size or the Trust’s complexity materially increases.

23.	Please confirm that the Trust has properly disclosed any beneficial ownership by the Trustees of shares of any registered investment company overseen by the Trustees within the same family of investment companies as the Fund.

RESPONSE: The Trust confirms that there is no other registered investment company overseen by the Trustees within the same family of investment companies as the Fund. Accordingly, the following disclosure has been added to the section entitled “Beneficial Ownership of Shares of the Fund”:

“No other registered investment company is within the same ‘family of investment companies’ as the Fund, as such term is defined under the 1940 Act.”

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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